                                                                    EXHIBIT 99.1


                 [LETTERHEAD OF MORGEN-WALKE ASSOCIATES, INC.]


         MAS Technology Reports Second Quarter Results

     WELLINGTON, New Zealand. Oct. 21 /PRNewswire/ -- MAS Technology Ltd (Nasdaq: MASSY) today reported financial results for the second quarter and six months ended September 30, 1997.
      Revenues for the quarter ended September 30, 1997 were NZ$24.9 million, which included NZ$4.0 million in revenues due to the restatement of fiscal first quarter results. Excluding the effect of this restatement, revenues for the second quarter of fiscal 1998 increased 151% to NZ$20.9 million compared to NZ$8.3 million in the second quarter of fiscal 1997. Net income for the fiscal second quarter was NZ$3.5 million, or NZ$0.53 per share. Excluding the effect of the restatement, net income for the quarter grew to NZ$2.54 million, or NZ$0.37 per share, as compared to a net loss of NZ($100,000), or NZ($0.02) per share, for the second quarter of fiscal 1997. Net income for the second quarter of fiscal 1998 included NZ$959,000, or NZ$0.14 per share, of other income due to unrealized currency gains arising from the conversion of cash and cash equivalents held in US$.
      On July 24, 1997 the Company reported revenues for the first quarter of fiscal 1998 of NZ$18.5 million and net income of NZ$1.08 million, or NZ$0.23 per share. As a result of the restatement, adjusted first quarter revenues were NZ$14.5 million compared to NZ$8.1 million for the first quarter of fiscal 1997, and net income was NZ$4,000, or NZ$0.00 per share, compared to NZ$251,000, or NZ$0.06 per share for the first quarter of fiscal 1997.
      For the six months, revenues grew 140% to NZ$39.4 million from NZ$16.4 million reported in the same period last year. Net income for the six months was NZ$3.62 million, or NZ$0.62 per share, compared to NZ$160,000, or NZ$0.04 per share, for the six months of last year.
     "We are pleased to report a strong second quarter performance," commented Neville Jordan, Chief Executive Officer. "Notably, our sales of DXR radios and related services increased by 70% over the same period last year, which we believe is a testament to the advanced technology of our low frequency microwave radios. Sales generated from the DXR product range accounted for 50.1% of sales in fiscal 1998, with the balance generated from third party products and services. During the quarter, we expanded our U.S. operations and opened a new sales office in San Jose, California. Additionally, the DXR product range was significantly expanded in the quarter with new frequencies for the DXR 100 product and the launch of the DXR 700P which takes us into higher capacity, long haul applications."

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     "We continue to focus our sales teams world-wide on providing a 'complete solution' approach to our customers by selling our own low frequency DXR radios, our installation services and high frequency microwave radios from third party partners," Mr. Jordan added. "This sales focus had a favorable effect on results in the second quarter, as third party product and installation sales increased 359% over the same period last year and 71% over the immediately preceding first quarter. As we continue to broaden our product line into new areas, we believe our 'complete solution' approach will further increase our presence in the marketplace."
     After a detailed review of several contracts completed toward the end of the first quarter, the Company discovered several orders destined for emerging markets that had been prematurely recognized as revenue during that quarter. As a result, the Company has reclassified relevant revenues, direct costs, and operating expenses into the second quarter of fiscal 1998.
     Mr. Jordan continued, "We have completed a review of our existing contractual documents and internal accounting procedures for inventory dispatch and have implemented actions to further strengthen our reporting and control systems. As a result, we strongly believe we have put the potential for recurrence of this problem behind us."
     MAS Technology Ltd. designs, manufactures, markets and supports DXR digital microwave radio links for use in the worldwide telecommunications market. DXR systems are used as digital links by network operators to interconnect wired and wireless networks, including cellular and local loop systems. DXR systems are also used by telephone operators to provide voice and data services to their customers.
     With the exception of the actual reported financial results and statements of historical fact, the statements made in this news release are forward looking, reflect the Company's current expectations and involve certain risks and uncertainties. There can be no assurance that the Company's actual future performance will meet the Company's expectations. As discussed in the Company's Registration Statement for the Company's initial public offering completed June 19, 1997, the Company's future operating results are difficult to predict and subject to significant fluctuations. Factors that may cause future results to differ materially from the Company's current expectations include, among others: the volume and timing of orders for the Company's products, the ability of the Company and its suppliers to respond to changes made by the customers in their orders, the ability to add innovative features that differentiate its products from those of its competitors, new product introductions by the Company or its competitors, competition in the microwave radio business, fluctuations in foreign currency, exchange rates, regulatory developments and general economic conditions.


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                            MAS TECHNOLOGY LIMITED
                               AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (in thousands of dollars, except per share amounts)
                                  (unaudited)

                                              Three Months Ended             Six Months Ended
                                                 September 30,                 September 30,
                                            1997               1996         1997             1996
                                             $NZ               $NZ          $NZ               $NZ
Sales
  Products and services revenue            24,943            8,328         39,421           16,403
Cost of Sales
  Products and services                    15,824            5,276         25,206           10,318
Gross profit                                9,119            3,052         14,215            6,085
Operating expenses:
  Research and development                  1,383              861          2,566            1,706
  Selling and marketing                     3,216            1,499          5,979            2,469
  General and administration                1,376              689          2,632            1,408
Total operating expenses                    5,975            3,049         11,177            5,583
Income from operations                      3,144                3          3,038              502
  Interest income (expense)                   424              (99)           281             (155)
  Other income                              1,929               --          2,243               --
Net income before taxes                     5,497              (96)         5,562              347
  Income tax expense                        1,883                3          1,944              186
Net income                                  3,614              (99)         3,618              161
Net income per ordinary share             $  0.53           $(0.02)       $  0.62          $  0.04
Weighted average ordinary shares
 and ordinary share equivalents
 outstanding                                6.852            4.175          5.813            4.163

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                            MAS TECHNOLOGY LIMITED
                               AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (in thousand of dollars, except per share amounts)
                                  (unaudited)
                 RESTATEMENT OF 1ST QUARTER FINANCIAL RESULTS
                                FOR FISCAL 1998


                                             Three Months Ended
                                                  June 30,

                                        1997                    1996
                                         NZ$                     NZ$
Sales
  Products and services
   revenue                            14,478                   8,075
Cost of Sales
  Products and services                9,382                   5,042
Gross profit                           5,096                   3,033
Operating expenses:
  Research and development             1,183                     845
  Selling and marketing                2,763                     970
  General and administration           1,256                     719
Total operating expenses               5,202                   2,534
Income from operations                 (106)                     499
  Interest income (expense)            (143)                    (56)
  Other income                           314                       -
Net income before taxes                   65                     443
  Income tax expense                      61                     183
Net income                                 4                     260
Net income per ordinary share         $ 0.00                  $ 0.06
Weighted average ordinary
  shares and ordinary share
  equivalents outstanding              4.677                   4.151

SOURCE MAS Technology Ltd
     -0-                               10/21/97


     /CONTACT: Peter Wright, Chief Financial Officer of MAS Technology Ltd, 64
4 569 2170; or Chris Danne or Alex Williamson, 415-296-7383, or Vince Daniels, 212-850-5600, or Josh Passman, 212-850-5698, all of Morgan-Walke Associates, for MAS Technology/
     (MASSY)

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